EXHIBIT 99.1

VIZSLA SILVER REPORTS ADDITIONAL HIGH-GRADE INTERCEPTS AND REFINED INTERPRETATIONS AT LA LUISA

NYSE: VZLA TSX-V: VZLA

VANCOUVER, BC, May 8, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to report results from six new drillholes targeting the La Luisa Vein ("La Luisa") located ~700 metres west of the Napoleon Area resource, at its 100%-owned flagship Panuco silver-gold project ("Panuco") in Mexico. Recently completed drilling continues to demonstrate continuity of high-grade mineralization.

Highlights

•	NP-24-430 returned 788 grams per tonne (g/t) silver equivalent (AgEq) over 1.30 metres true width (mTW) (682 g/t silver, 2.07 g/t gold, 0.17% lead and 0.23% zinc)
•	NP-24-433 returned 1,038 g/t AgEq over 0.75 mTW (827 g/t silver, 2.78 g/t gold, 0.57% lead and 1.80% zinc)
•	And, 338 g/t AgEq over 2.00 mTW (102 g/t silver, 2.94 g/t gold, 0.17 % lead and 1.08% zinc)
•	NP-24-438 returned 7,307 g/t AgEq over 0.48 mTW (3,310 g/t silver, 61.60 g/t gold, 0.78% lead and 1.31% zinc)
•	And, 657 g/t AgEq over 1.10 mTW (103 g/t silver, 7.79 g/t gold, 0.24% lead and 78% zinc)

"Our ongoing exploration campaign continues to expand and convert near-surface mineralization at La Luisa," commented Michael Konnert, President and CEO. "La Luisa is one of the newest discoveries Vizsla Silver has made in the Panuco district, and currently hosts 4 million ounces of indicated and 25 million ounces of inferred silver equivalent resources. Recent exploration has not only expanded the Luisa mineralized footprint well beyond the 2024 MRE boundary, but new mapping utilizing Terraspec® technology to identify alteration minerals, has helped validate our local exploration model. We have now identified two potential feeder zones within a target depth horizon, which we will test in the near future as we continue to expand and de-risk the Panuco project ahead of the maiden project PEA in Q3 2024.

Figure 1: Plan map of recent drilling along the La Luisa vein. (CNW Group/Vizsla Silver Corp.)

The La Luisa Vein is located approximately 700 metres to the west of Napoleon in the southwest portion of the Panuco district. The structure has been mapped on surface for approximately 1,500 metres with an average strike of N30°W and dip of 70° - 80° to the northeast. To date, Vizsla Silver has reported 57 holes from La Luisa outlining a mineralized footprint approximately 1,670 metres long by 450 metres down dip with a weighted average grade of 407 g/t AgEq (150 g/t silver, 3.09 g/t gold, 0.36 % lead and 1.35 % zinc) and average width 2.56 mTW. La Luisa currently hosts Indicated Resources of 4.0 Moz AgEq at 459 g/t AgEq and Inferred Resources of 25.3 Moz AgEq at 386 g/t AgEq in the main La Luisa vein and the FW vein splay (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

The upper levels of the vein are hosted primarily by rhyolite tuffs, whereas some deeper vein-intercepts occur in the more favourable diorite host rock. Initial shallow drilling at La Luisa returned vein intercepts with higher gold concentrations relative to silver and low concentrations of base metals. The low silver to gold ratios and low concentrations of base metals observed are analogous to the previously reported shallow "gold rich" horizon at the southern end of Napoleon (see the Company's press releases dated December 16, 2021, and October 12, 2022). Recent interpretations of the metal ratios observed along La Luisa Vein clearly define a tilted silver-rich band with silver to gold ratios greater than 100 (Ag/Au>100). The tilted silver-rich band is constrained by two Ag/Au=100 lines, an upper and lower boundary. The lower boundary line corresponds to the interface between a deeper, base metals rich zone and the silver-rich band above (Figure 5). Furthermore, preliminary analysis of trends on gold and base metals concentrations suggests two potential feeder zones (arrows pointing up in Figure 5).

Previous surface mapping and sampling at La Luisa has returned higher silver and gold anomalies at surface in the north. More recently, mapping with the use of Terraspec® has aided in the characterization of alteration minerals located along strike, supporting the hypothesis that mineralization is tilted to the southwest (see surface samples on Figure 2 and alteration minerals represented by dotted lines in Figure 5). Shallow drilling completed in the northwest have confirmed vein mineralization in the north and expanded the potential strike length of La Luisa to 1,670 m; with an intermediate ~400 m drilling-gap between the high-grade shoot in the south and the recent drill intercepts to the north (see Figure 2). New analysis of metal ratios and alteration mineralogy, now allow us to define a more favorable target elevation (silver rich target) in the 400m gap, constrained by the Ag/Au=100 isolines, between the northern holes and the mineral resource footprint in the south. Vizsla intends to explore this refined up section target between the Ag/Au=100 isolines in an effort to further expand mineral resources at La Luisa.

Figure 2: Longitudinal section of the La Luisa Vein. (CNW Group/Vizsla Silver Corp.)

Figure 3: Longitudinal section of the Footwall Vein at La Luisa. (CNW Group/Vizsla Silver Corp.)

Figure 4: Cross section highlighting recent drill intercepts on La Luisa vein. (CNW Group/Vizsla Silver Corp.)

Figure 5 : Exploration model for La Luisa vein. (CNW Group/Vizsla Silver Corp.)

Note: Ag/Au=100 means isovalue for silver to gold ratio=100, Ser= sericite, Kaol= kaolinite, Smec= smectite and Jaro= jarosite.

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-24-428	785.40	790.20	4.80	1.90	29	0.47	0.00	0.01	101	Main
NP-24-430	No significant values									HW
NP-24-430	433.00	434.40	1.40	1.30	682	2.07	0.17	0.23	788	Main
NP-24-430	451.65	452.75	1.10	1.00	65	0.69	0.03	0.16	114	FW
NP-24-433	504.30	505.50	1.20	0.75	827	2.78	0.57	1.80	1,038	HW
NP-24-433	516.00	519.60	3.60	2.00	102	2.94	0.17	1.08	338	Main
Includes	517.10	518.10	1.00	0.56	78	7.96	0.35	1.48	674
NP-24-434	508.05	512.70	4.65	2.90	185	0.71	1.40	0.72	288	HW
Includes	508.05	510.00	1.95	1.22	255	0.71	2.33	1.22	399
And	511.80	512.70	0.90	0.56	234	0.53	0.69	0.25	359
NP-24-434	526.10	530.60	4.50	2.11	33	0.93	0.25	1.85	156	Main
NP-24-437	458.20	459.35	1.15	0.80	77	1.05	0.10	0.16	151	HW
NP-24-437	513.00	519.00	6.00	2.70	52	0.42	0.21	0.58	104	Main
NP-24-437	No significant values									FW
NP-24-438	445.80	446.40	0.60	0.48	3,310	61.60	0.78	1.33	7,307	HW
NP-24-438	452.50	454.00	1.50	1.10	103	7.79	0.24	0.78	657	Main
Includes	453.00	454.00	1.00	0.73	115	9.73	0.23	0.98	806
NP-24-438	488.45	489.25	0.80	0.46	63	1.01	0.29	0.94	169	FW

Table 1: Downhole drill intersections from the holes completed along the La Luisa vein.

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-24-428	402,971	2,586,834	441	270	-55.6	852.0
NP-24-430	403,025	2,586,786	450	235	-38.9	499.5
NP-24-433	403,025	2,586,786	450	226	-45.4	598.5
NP-24-434	403,025	2,586,786	450	227	-47.9	627.0
NP-24-437	403,025	2,586,786	450	234	-47.2	574.5
NP-24-438	403,025	2,586,786	450	241	-43.0	531.0

Table 2: La Luisa vein drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 17,856.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq (please refer to our Technical Report on Updated Mineral Resource Estimate for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico, by Allan Armitage, Ben Eggers and Peter Mehrfert, dated February 12, 2024 and to our Company´s press release dated January 8, 2024).

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +30,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; general economic facts; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis and other public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 07:00e 08-MAY-24